

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2011

Via U S Mail and FAX [(508) 650-8638]

Mr. Jeffrey D. Capello
Executive Vice President and Chief Financial Officer
Boston Scientific Corporation
One Boston Scientific Place
Natick, Massachusetts 01760-1537

> **Re:** **Boston Scientific Corporation**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed on February 17, 2011**
> **File No. 001-11083**

Dear Mr. Capello:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis

Liquidity and Capital Resources, page 64

1.   We refer to your disclosure on page 122 that you have unremitted earnings of your foreign subsidiaries that are indefinitely reinvested in your foreign operations. If significant to an understanding of your liquidity, please clarify the amount of cash, cash equivalents and investments held outside of the U.S. in future filings. Additionally, to the extent material, please describe any significant amounts that may not be available for general corporate use related to the cash, cash equivalents and investments held by foreign subsidiaries where you consider earnings to be indefinitely reinvested. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Financial Statements

Note K. Income Taxes, page 120

2.   We note your disclosures on page 122 that it is not practical to estimate the amount of income taxes payable on the earnings that are indefinitely reinvested in foreign operations. With a view towards disclosure in future filings, please tell us why is not practical to estimate the income taxes payable on these earnings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written a statement from the company acknowledging that

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at (202) 551-3602 or Timothy Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

Brian R. Cascio
Accounting Branch Chief